

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 29, 2008

Thomas E. Murphy
ACE, Inc.
15275 Collier Blvd., Ste. #201/225
Naples, FL 34119

RE: Amended Preliminary Proxy Statement on Schedule 14A
Filed August 29, 2008 by ACE Inc., et al.
File No. 000-49957

Dear Mr. Murphy:

        We have reviewed your revised filing and responses to our letter dated August 20, 2008, and have the following comments:

General

1.   We reissue prior comment 2.

2.   We reissue prior comment 4. The relationship between ACE, Inc. and the ACE Shareholder Group remains unclear. For instance, on page 3, you state that the "ACE Shareholder Group acquired shares of Common Stock through open market purchases as part of its proprietary trading strategy" and that "[i]n connection with advising members of the ACE Shareholder Group and its investment in LOCATEPLUS, from time to time ACE reviews LOCATEPLUS's business affairs, financial position, governance, management, capital structure, future plans and contractual rights and obligations. In addition, as part of its review, ACE from time to time held telephone conversations with management regarding the Company's performance, its turnaround plan and strategic alternatives." Elsewhere you state that ACE, Inc. did not become a shareholder until after the Record Date. Please revise your disclosure to clearly indicate the history of the relationship between ACE, Inc. and the ACE Shareholder Group. In addition, please revise your disclosure to consistently refer to either the ACE Shareholder Group or ACE, Inc., as appropriate.

3.   It appears that the participants in this solicitation have formed a group, as defined in Rule 13d-5(b). Please tell us why this group has not filed a Schedule 13D reporting its ownership of more than 5% of the outstanding shares of the company. Alternatively, please file the required schedule immediately. Note also that the filing of such schedule at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future. In addition, please ensure that you file all of the required exhibits.

4.   It appears that Gemstone Investment Company and Mr. Carl Green should have promptly filed an amendment to their Schedules 13D when the purpose for their acquisition of securities changed, as reflected in Item 4 of the schedule. See Rule 13d-2(a). Nevertheless, our records indicate that neither Gemstone nor Mr. Green have filed an amendment to their joint Schedule 13D since their initial filings. While the staff recognizes that counsel for the insurgent group does not represent Gemstone or Mr. Green, please advise them to file an amended Schedule 13D <u>immediately</u> and disclose, at a minimum, the change to the information presented pursuant to Item 4 of Schedule 13D. Also have the parties provide written confirmation of their understanding that the filing of such amendment at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

5.   We note that the preliminary proxy statement was filed on EDGAR by Albanian Capital Enterprises, Inc. Please revise your disclosure to reflect this. If your references to "ACE, Inc." are abbreviations for Albanian Capital Enterprises, Inc., please clarify it.

Background of the Solicitation, page 3

6.   You have included summary information regarding an administrative complaint filed by the Securities Division of the Commonwealth of Massachusetts. Please revise your disclosure to specify, if true, that the complaint was not filed against the company or any its officers or directors and to generally provide a balanced presentation of the complaint and its allegations. Specify the parties against whom the action was brought, and their relationship to the company and its officers and directors. Describe the basis for the administrative complaint, the name of the court or agency in which the proceeding is pending, and the current status of the action. State that no judgment has been entered, if true.

7.   We note your disclosure in the first paragraph stating that the members of the ACE Shareholder Group have been shareholders of the company since 2000 and that it acquired those shares as part of its "proprietary trading strategy." It is unclear how a group made up of various shareholders who purchased securities over a long period of time and at some later date became a group can have a proprietary trading strategy. Do you mean to refer to the trading strategy of <u>one</u> member of the ACE Shareholder Group? Refer to Rule 13d-5(b) for additional guidance.

Proposal 1 — Election of Directors, page 3

8.   We reissue prior comment 8 in part. Revise your disclosure to clearly state the material consequences that could result if less than all of your directors are elected, such as, for instance, a minority of the board may not have the votes necessary to implement any proposals.

9.   We reissue prior comment 10. It does not appear that you have revised this disclosure as requested and you have not provided any authority to retain the existing disclosure.

Background of the ACE Nominees, page 4

10.   Please clarify the last sentence of the first paragraph in this section.

Proposal 2 — Vote Against Increasing the Number of Authorized Shares, page 7

11.   You state in your disclosure that "there is no clear business purpose" to vote for the increase in authorized shares proposed by the company. We note, however, that the company has disclosed it is in default on one of its lending obligations and that the lender may foreclose on the company's assets. The company has also disclosed that an increase in authorized shares may provide it flexibility in connection with future business and financial actions it may wish to take. Revise your disclosure to state that a vote against the company's proposal may result in such forfeiture and in the absence of needed financial and business flexibility.

Other Matters to be Considered at the Annual Meeting, page 9

12.   We reissue prior comment 15. Please revise this section as previously requested.

Voting Procedures, page 9

13.   Please revise the section "Vote Required" to refer to the correct number of director positions subject to election (five, not eight, as currently stated), to describe the vote required with respect to proposal 2, and to remove references to an inexistent proposal 3.

Solicitation of Proxies, page 11

14.   We reissue prior comment 17. You do not appear to have revised the disclosure in this section as suggested by your response.

15.   Please clarify who will pay ACE "a fee not to exceed $100,000 plus reimbursement for its reasonable out-of-pocket expenses."

Proxy Card

16.   We note your response to prior comment 18, in which we asked you to revise your proxy card to indicate that the proxy is being solicited by the group of shareholders who filed the proxy statement, not just ACE Investment Group. Although you have revised the proxy card to indicate that the proxy is being solicited by the ACE Shareholder Group, you have defined the ACE Shareholder Group as "ACE" and use the terms interchangeably throughout the proxy card. Defining the ACE Shareholder Group as ACE is inconsistent with your use of the terms ACE Shareholder Group and ACE in the proxy statement, and has the potential to be misleading. Please revise your proxy card to clearly indicate that the proxy is being solicited by the group of shareholders who filed the proxy statement. Ensure that the defined terms you use are consistent with their usage in the proxy statement.

Appendix I

17.   We note your response to prior comment 19, in which we asked you to revise this appendix to provide all of the information required by Item 5(b) of Schedule 14A for all participants in this solicitation. You do not appear to have provided this information for ACE, Inc. Please provide all of the information required by Item 5(b) of Schedule 14A for ACE, Inc. and entities affiliated with ACE, Inc., or explain why you do not need to provide such information.

                         *   *   *   *

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        Please direct any questions to Evan S. Jacobson at (202) 551-3428 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (781) 530-3605
        Henry E. Knoblock, III, Esq.
        HITECHLAW GROUP LLC